UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the Period Ended: December 31, 2024

REI Capital Growth LLC

(Exact name of issuer as specified in its charter)

Delaware	85-2584996
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

970 Summer Street, Stamford, CT 06905

(Full mailing address of principal executive offices)

203-834-1292

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

In this Annual Report, the terms “REI Capital Growth LLC”, “REICG”, “we,” or “the Company” refer to REI Capital Growth LLC.

Additionally, the terms “REI Capital Management, LLC”, “REICM”, the “Sponsor”, or the “Manager” refer to REI Capital Management, LLC.

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

i

Item 1.	Business

REI Capital Growth LLC and our wholly owned subsidiary PHAT Holding LLC are Delaware limited liability companies formed in November 2018. The Company was formed primarily to acquire multi-tenant, stabilized, open-air commercial centers throughout the United States that it will hold through our Subsidiary, a real estate operating entity. The open-air commercial centers targeted by the Company are anchored or in close proximity to large traditional retailers (e.g., grocery stores, home improvement centers) and tenanted by local business that are integral to the community (e.g., national, regional, local restaurants, hair salons, cleaners, and other service-oriented businesses). The Fund will either directly or through special purpose vehicles, which will be owned and controlled by the Fund (SPVs), make investments in commercial properties identified by the Manager and primarily consisting of multi-tenant stabilized open-air shopping centers generating current cash flow in target markets throughout the United States. The identified properties will be currently generating positive cash flow after capital and ordinary expenditures. “Target Properties” will have triple-net leases and be no less than 80% leased at acquisition. The Fund may also take any action incidental and conducive to the furtherance of the aforementioned purposes. The Fund will invest all net proceeds of this Offering and all annual net returns of the Fund Asset Portfolio into the Fund Asset Portfolio and the management thereof.

As of the date of filing, the Company remains in a start-up phase whereby all its activities are directed to bringing a valid and formative offering of its securities to market. Current activities are predominantly focused upon finalizing a proprietary Global Retail Investor Portal (the “GRIP”), which is in the final testing stages with implementation foreseeable in the near term, that will provide the Company’s investors a seamless streamlined means to make and manage their individual investments. To date, the Sponsor has advanced all funds for all expenses incurred by the Company.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s activities have been focused on bringing a unique real estate investment fund to market, which provides a commercial real estate (“CRE”) growth opportunity to individual unaccredited retail and accredited (e.g., high net worth, institutional) investors alike. REI Capital Growth LLC’s offering under and in accordance with the U.S. Securities and Exchange Commission (“SEC”) Regulation A – Tier 2 was qualified (i.e., effective) on November 14, 2024. During the year ended December 31, 2024, in addition to the offering’s qualification, Management has been finalizing its development of a completely integrated, multi-functional proprietary application named the Global Retail Investor Portal (the “GRIP”) to (i) unilaterally bring its offering directly to market, (ii) receive investor capital investments on a global basis, without the need for intermediaries, and in compliance with existing laws, rules and regulations, (iii) simultaneously synchronize investor capital contributions with its registered transfer agent, (iv) provide investors a secure and direct means to access, review, and manage their investment and receive Company information (i.e., investor relations), and (v) interface with the Company’s systems. The GRIP is and has been designed to seamlessly integrate with the Company’s enterprise resource planning (“ERP”) and customer relationship management (“CRM”) programs. The GRIP is in the final stages of testing and is expected to be implemented in the near term.

During the years ended December 31, 2024 and 2023, the Company’s has continued to receive advances from REI Capital Management, LLC, its Sponsor. Following is a discussion of the changes that have occurred during the year ended December 31, 2024 compared to the year ended December 31, 2023.

Financial Condition

Cash

During the year ended December 31, 2024, cash on-hand increased $1,984 or 992% over the year ended December 31, 2023, primarily due to $2,000 of stock purchase commitments received from several investors less certain state filing fees for the privilege of offering its shares for sale.

1

Prepaid expenses

At December 31, 2024, prepaid expenses increased $8,508 or 499% over the year ended December 31, 2023. The increase is primarily due to (i) a $5,000 one-time fee paid in December 2024 to the registered transfer agent that is being amortized over twelve months, (ii) $1,700 held on retainer paid in February 2024 for legal expenses related to the Company’s offering, and (iii) $750 paid in November 2025 on-deposit for advertising that was reimbursed in 2025. The remainder of the change is attributable to various Software-as-a-Service subscriptions paid in advance.

Finite lived intangible assets

Finite lived intangible assets consists of programming and testing expenses for the GRIP. As of December 31, 2024, the amount of capitalized software costs for development and testing of the GRIP increased $59,859 or 321% over capitalized software costs at December 31, 2023. The increase is primarily attributable to the initiation of programming the CRM component of the GRIP and increased intensity related to completing the application programming and testing pre-implementation.

Accrued expenses

The increase in Accrued expenses of $101,195 or 195% for the period from December 31, 2023 to December 31, 2024 is primarily attributable to capitalized software development costs related to the GRIP in the amount of $59,859 and marketing expenses related to the Company’s offering in the amount $41,336.

Due to sponsor

REI Capital Management, LLC, the Sponsor, continues to advance predominantly one hundred percent of all expenses and costs incurred by REICG. The increase in Due to sponsor from December 31, 2023 to December 31, 2024 of $231,992 or 43% is attributable to Sponsor’s continued advances.

Results of Operations

Other revenues

Other revenues increased $22,500 or 100% from the year ended December 31, 2023 to December 31, 2024, due to a forgiveness by the Company’s registered transfer agent of amounts incurred in the year ended December 31, 2021.

Legal and professional services

Legal and professional services increased $60,091 or 59% in the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase is attributable to legal costs associated with SEC legal counsel retained to assist the Company with the qualification of its offering.

Advertising and marketing

Advertising and marketing costs increased during the year ended December 31, 2024 from the year ended December 31, 2023 by $74,525 or 478%, which increase is predominantly attributable to building a social and traditional media presence in anticipation of the Company’s significant capital raising efforts.

Filing fees

Filing fees have increased $25,617 or 670% during the year ended December 31, 2024 compared to the year ended December 31, 2023 primarily attributable to registering the Company’s shares for sale in the individual states throughout the U.S.

2

Item 3.	Directors and Officers

Following are the Board of Managers and Executive Officers of REI Capital Management, LLC, the Sponsor and Manager of REI Capital Growth LLC.

Name	Position	Age	Term of Office	Approx. Hours per Week
Directors:
Alan R. Blair	Managing Member of REICG and Manager	71	November 2018 to present
Matthew D. Blair	Managing Member of Manager	36	November 2018 to present
Gregg H. Saunders	Member of Manager	65	November 2018 to present
Officers:
Alan R. Blair	Chairman and Chief Executive Officer	71	November 2018 to present	60+
Matthew D. Blair	Chief Operating Officer	36	November 2018 to present	60+
Gregg H. Saunders	Acting Chief Financial Officer	65	November 2018 to present	60+

Currently, all other positions are filled by consultants and contractors, none of which are Directors or Officers of the Company.

Executive compensation

To date, the Company’s Manager does not receive compensation from the Company.

Item 4.	Security Ownership of Management and Certain Securityholders

REI Capital Growth LLC is currently a sole member limited liability company the managing member of which is Alan R. Blair.

Item 5.	Interest of Management and Others in Certain Transactions

None

Item 6.	Other Information

None

Item 7.	Financial Statements

3

Independent Auditor's Report

To the Manager of

REI Capital Growth LLC

Opinion

We have audited the accompanying consolidated financial statements of REI Capital Growth LLC and subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in members’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, changes in members’ deficit, and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

F-1

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

March 10, 2025

Glen Allen, Virginia

F-2

REI Capital Growth LLC and Subsidiary

Consolidated Balance Sheets

December 31, 2024 and 2023

	December 31,
	2024	2023
Assets
Current Assets
Cash	$2,184	$200
Prepaid expenses	10,212	1,704

Total Current assets	12,396	1,904

Finite lived intangible assets	78,510	18,651

Total Assets	$90,906	$20,555

Liabilities and Members' Deficit
Current Liabilities
Accrued expenses	$153,029	$51,834
Due to sponsor	781,403	549,411

Total Liabilities	934,432	601,245

Commitments and Contingencies

Members' Deficit
Members' capital	200	200
Stock purchase commitment	2,000	–
Accumulated deficit	(845,726)	(580,890)

Total Members' Deficit	(843,526)	(580,690)

Total Liabilities and Members' Deficit	$90,906	$20,555

The accompanying notes are an integral component to these consolidated financial statements.

F-3

REI Capital Growth LLC and Subsidiary

Consolidated Statements of Operations

Years ended December 31, 2024 and 2023

	Years ended December 31,
	2024	2023
Revenues
Revenues from rental properties, net	$–	$–
Other revenues	22,500	–

Total Revenues	22,500	–

Expenses
Start-up Expenses
Legal and professional services	161,553	101,462
Office expenses	6,206	5,196
Advertising and marketing	90,114	15,589
Filing fees	29,463	3,846

Total Start-up expenses	287,336	126,093

Total Expenses	287,336	126,093

Net Loss	$(264,836)	$(126,093)

The accompanying notes are an integral component to these consolidated financial statements.

F-4

REI Capital Growth LLC and Subsidiary

Consolidated Statements of Changes in Members’ Deficit

Years ended December 31, 2024 and 2023

	Members' Capital	Stock Purchase Commitment	Accumulated Deficit	Members' Deficit
Balance - December 31, 2022	$200	$–	$(454,797)	$(454,597)
Net loss	–	–	(126,093)	(126,093)

Balance - December 31, 2023	$200	$–	$(580,890)	$(580,690)
Stock purchase commitment	–	2,000	–	2,000
Net loss	–	–	(264,836)	(264,836)

Balance - December 31, 2024	$200	$2,000	$(845,726)	$(843,526)

The accompanying notes are an integral component to these consolidated financial statements.

F-5

REI Capital Growth LLC and Subsidiary

Consolidated Statements of Cash Flows

Years ended December 31, 2024 and 2023

	Years ended December 31,
	2024	2023
Cash flows from operating activities:
Net Loss	$(264,836)	$(126,093)
Adjustments to reconcile net loss to net cash from operating activities:
Changes in operating assets and liabilities:
(Increase) decrease in Prepaid expenses	(8,508)	422
Increase in Accrued expenses	41,336	10,891
Increase in Due to sponsor	231,992	114,780

Net cash used in operating activities	(16)	–

Cash flows from financing activities:
Stock subscription proceeds	2,000	–

Net cash provided by financing activities	2,000	–

Net change in Cash	1,984	–

Cash - beginning of year	200	200

Cash - end of year	$2,184	$200

Supplemental information:
Interest paid	$–	$–

Income taxes paid	$–	$–

Supplemental non-cash activity:
Capitalized software development costs	$59,859	$10,891

Accrued expenses	$(59,859)	$(10,891)

The accompanying notes are an integral component to these consolidated financial statements.

F-6

REI Capital Growth LLC and Subsidiary

Notes to Consolidated Financial Statements

Years ended December 31, 2024 and 2023

1.	Business and Organization

REI Capital Growth LLC (“REICG”) and its wholly owned subsidiary PHAT Holding LLC (“PHAT”) (collectively, the “Company” or the “Fund”, unless otherwise indicated by context) are Delaware limited liability companies formed in November 2018. REICG was formed primarily to acquire multi-tenant, stabilized, open-air commercial centers throughout the United States of America (the “U.S.”) that it will hold through its subsidiary PHAT, a real estate operating entity. The open-air commercial centers targeted by the Company are anchored or in close proximity to large traditional retailers (e.g., grocery stores, home improvement centers) and tenanted by local business that are integral to the community (e.g., national, regional, local restaurants, hair salons, cleaners, and other service-oriented businesses).

The Company is currently in process of attracting investors to fund its vision of providing securities in a real estate holding company. During the periods preceding the current year ended December 31, 2024 and to date, the Company’s sponsor, REI Capital Management, LLC (“REICM” or the “Sponsor”) invested time and effort in developing a strategy of continual real estate investment in order to provide investors the opportunity potentially to realize stable and attractive returns through net asset value real estate portfolio growth. Likewise, the Sponsor anticipates providing liquidity to investors through a share-repurchasing program and the future development of secondary securities markets.

2.	Basis of Presentation

The accompanying consolidated financial statements include the accounts of REICG and PHAT. All inter-company transactions and balances have been eliminated in consolidation. These consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), as issued by the Financial Accounting Standards Board (the “FASB”) and published in the Accounting Standards Codification (the “ASC”) thereby.

Certain reclassifications have been made to prior periods to conform to the current financial statement presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires certain estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company is in a start-up phase during which all its activities have been and are dedicated to developing, creating, and offering an investment opportunity to the public. The Sponsor has funded all expenses and such funding is considered advances to be repaid once sufficient cash flows are generated from the real estate portfolio in excess of cash operating requirements and reserves. The Company anticipates that the start-up phase of operations will continue until the initial offering of the Company’s securities is completed.

F-7

Segment Reporting

The Company anticipates that it will have a single reportable segment for financial reporting purposes, in accordance with U.S. GAAP, based on the evaluation of acquired properties as independent stand-alone operations, rather than distinguishing the future portfolio of properties by principal business or geographically grouping activities. Significant performance metrics will include net asset value of the overall real estate portfolio and the amount of cash flow generated for reinvestment.

Subsequent Events

The Company evaluated subsequent events through March 10, 2025, the date the Consolidated Financial Statements were issued and determined that there were no such events requiring recognition or disclosure in the Consolidated Financial Statements.

3.	Summary of Significant Accounting Policies

In order to better inform the reader of anticipated future business operations, Management has included significant accounting policies for accounts and transactions that may have not existed or occurred as of and for the years ended December 31, 2024 and 2023.

Real Estate and Finite Lived Intangible Assets

Acquired real estate assets will be accounted for at cost, less accumulated depreciation and amortization. On acquiring real estate operating properties, the Company will estimate fair values of acquired tangible assets (e.g., land, building, improvements) and identified intangible assets and liabilities (e.g., above- or below-market leases, in-place leases, tenant relationships - - as applicable), and assumed debt, if any, based on evaluation of circumstances, market conditions, and information available at the time. Fair value will be based primarily on the market approach of valuation, contemplating the price to be received or value of consideration transferred in an orderly transaction for the sale of assets or transfer or assumption of a liability, respectively, by unrelated market participants at the measurement date. Acquisitions of operating properties will be considered asset acquisitions for which associated acquisition costs will be capitalized.

Allocation of the consideration transferred to acquire identified intangible assets and assume liabilities (e.g., above- and below-market leases) will be determined based on the present value of the excess or deficiency between contractual amounts to be paid, including fixed rate below-market renewal options, in accordance with existing leases and an estimate of market lease rates and other lease provisions (e.g., base rental changes, expense reimbursements) measured over a period equal to an estimate of the remaining lease terms. Capitalized above- or below-market intangible balances will be amortized to rental income over the estimated remaining terms of the respective leases, including expected exercised renewal option periods for below-market leases. The Company does not anticipate assuming mortgage debt on acquired properties, however, to the extent mortgage debt is assumed or acquired subject to discounts or premiums; such will be amortized to interest expense over the remaining term of the associated debt instrument, in order to achieve a constant rate of interest (i.e., the interest method).

The Company will consider existing market conditions and costs to execute similar contracts to develop an estimate of carrying costs during the expected leasing period from vacant to existing occupancy in determining the value of in-place leases. Carrying cost estimates generally include real estate taxes, insurance, other operating costs, estimates of unrealized rental revenues during leasing periods, costs to execute similar leases, including commissions, legal and other professional fees, and other expenses based on current market demand. Any value allocated to in-place leases and tenant relationships will be amortized over the estimated remaining term of the underlying lease. In the case a lease was to be terminated prior to its contractual expiration, any unamortized costs relating to such lease will be written-off.

F-8

The following table presents a summary of asset categories that the Company may obtain or take possession of including future real estate assets as well as other assets. The summary is not intended to be all-inclusive, but only to provide an indication of assets the Company generally contemplates acquiring. The straight-line method of depreciation and amortization will be applied over the following estimated useful lives of the underlying asset:

	Useful Life (Years)
Category	Minimum	Maximum
Land	–	–
Buildings	–	50	[1]
Building Improvements	–	50	[1]
Leasehold Improvements	–	–	[2]
Tenant Improvements	–	–	[2]
Furniture and Fixtures	3	5	[3]
Identified Intangible Assets - Finite Lived	–	–	[4]

[1]	Buildings and building improvements will be depreciated over their estimated useful lives not to exceed fifty years.
[2]	Leasehold and tenant improvements, to the extent acquired, will be amortized over the lesser of the assets estimated useful lives or the term of the lease.
[3]	Furniture and Fixtures will be depreciated over their estimated useful lives, generally not to exceed five years.
[4]	Identified finite lived intangible assets will be amortized over the lesser of their estimated useful lives or the remaining contractual term relating to the asset.*

*For further information, refer to the Share-based Compensation Non-Employees footnote disclosure.

The useful lives of depreciable assets, including but not limited to real estate assets and such assets to be redeveloped in future periods, will be periodically assessed to determine if the estimated useful lives require revision to properly reflect the recoverable period of the assets carrying value, which changes in estimate, if any, will be accounted for on a prospective basis. Significant renovations and replacements, which improve or extend the life of an asset, will be capitalized. Expenditures for maintenance, repairs, and demolition costs will be charged to operations as incurred.

Finite lived intangible asset useful lives will be periodically evaluated and assessed to determine if the estimated useful lives are appropriate. Any changes to a finite lived intangible asset useful life will be accounted for prospectively.

Impairment of real estate portfolio properties, including any related amortizable intangible asset or liability and other applicable assets will be continually assessed by the Company to determine if any indicators infer that the asset has been impaired. Indicators may include a specific property’s operating performance, general market conditions, and changes in anticipated holding periods. Property value will be considered impaired under the condition that the Company’s estimated fair value is less than the property’s carrying value. Fair value will be estimated primarily based on (i) discounted cash flow models for the specific property over its remaining holding period, (ii) third-party appraisals, or (iii) estimated sales price and/or the consideration indicated by a signed contract or accepted letter of intent, if the property has been designated for sale. Impairment is recognized on properties and assets held for use as the excess of the carrying value of the asset over the property’s or other assets expected undiscounted cash flows or assessed fair value, which results in the property or asset being written-down to its estimated fair value. Estimated fair values that are based on discounted cash flow models consider all estimated cash in- and -outflows over a specified holding period. Capitalization rates and discounts rates that are utilized in such models are generally based on unobservable rates that the Company, based on experience and available information, believes are within a reasonable range of existing market rates. Additionally, such cash flow models will consider factors such as expected future net operating income, prospects, market trends, the effects of demand, competition for commercial space (i.e., supply), and other factors. Recognized impairment will be included in the Consolidated Statements of Operations as a current expense and the asset’s carrying amount will be reduced to reflect its indicated fair value.

F-9

Cash and Cash Equivalents

The Company currently has demand deposits held with a financial institution, which cash balance was funded by the Sponsor and/or received from capital stock subscribing investors for which share issuance is pending. In the future, the Company anticipates holding cash equivalents, in addition to its cash balances, which cash equivalents will be defined as highly liquid investments that are readily convertible to known amounts of cash and that have original maturities to the Company of three months or less. Cash equivalents, due to their short-term nature, present an insignificant risk of change in value caused by fluctuation in market rates of interest and, therefore, the carrying value of cash and cash equivalent balances is considered to reflect fair value.

Leases – Lessor

Accounting for lease and non-lease components of rental contracts will be done in accordance with ASC Topic 842 Leases. Non-lease components of a real estate rental may include items such as common area maintenance charges and expense reimbursements paid by tenants.

ASC Topic 842 Leases defines initial direct costs as the incremental costs that would not have been incurred if the lease had not been executed. Such initial direct costs include, among other items, third-party commissions (e.g., brokers, leasing and referral agents) and internal commissions paid to employees for successfully entering leases (i.e., direct internal costs). Initial direct costs under ASC Topic 842 Leases are capitalized and generally amortized over the term of the lease, including renewal options expected to be exercised, applying a straight-line method of recognition. Amortized initial direct costs will be included in Operating Expenses or as a component of interest income, if an operating lease or a direct financing lease, respectively, in the Company’s Consolidated Statements of Operations. Indirect internal initial costs of obtaining leases will be expensed as incurred.

Lease Receivables

As the Company acquires real estate properties and initiates leasing operations, the Company will continuously review its lease receivables (i.e., trade receivables), including straight-line rents recognized in relation to base rents, common area maintenance charges and expense reimbursements receivable, and other amounts receivable for collectability. In assessing the probability of collection of a lessee’s total accounts receivable, the Company will consider such factors as the tenant’s historical payment history, the size and volume of the tenant’s business operations, the lessee’s credit worthiness, external risks associated with and potentially impacting the tenant, and current broad and regional economic trends and conditions. To the extent the Company determines that a lease receivable is at risk of non-collectability, a provision for doubtful accounts will be recognized and included in the Consolidated Statements of Operations. If a lease receivable is determined to be wholly uncollectable, the Company will write off the at-risk receivable and will recognize any rental payments received from the at-risk tenant on a cash basis.

ASC Topic 842 Leases requires a general reserve for uncollectable lease receivables, in addition to the aforementioned specific reserve for non-collectability. The Company will recognize a general reserve for non-collectability based on historical experience developed and assessed on a rolling look-back methodology plus an assessment of settlement proceeds with tenants in arrears. Such general reserve will reduce Rental Revenues from Rental Properties, Net that is recognized in the Company’s Consolidated Statements of Operations.

Deferred Leasing Costs

In accordance with U.S. GAAP, ASC Topic 842 Leases, indirect internal leasing costs are required to be expensed as incurred. However, external and direct internal leasing costs will be capitalized and amortized on a straight-line basis, over the terms of related leases, as applicable. Capitalized deferred leasing costs will be considered a component of operations and presented as such on the Company’s Consolidated Statements of Cash Flows.

F-10

Deferred Financing Costs

Costs incurred in obtaining long-term financing, will be included in debt (e.g., notes payable, mortgages payable) on the Company’s Consolidated Balance Sheets. Such costs, if any, will be amortized on the effective interest method over the terms of the related debt agreements, as applicable, in order to recognize a constant rate of interest, as applicable, which expense will be recognized in the Consolidated Statements of Operations in the period incurred.

Rental Revenues

The Company’s primary source of revenue will be rental income derived from operating its to be acquired commercial real estate portfolio, the initial and immediate property type focus of which is open-air commercial centers. In accordance with U.S. GAAP, ASC Topic 842 Leases, the Company is required to recognize revenue derived from non-lease components of a given contract, if any, in accordance with ASC Topic 606 Revenue from Contracts with Customers, unless the Company elects as a practical expedient under ASC Topic 842 Leases to not separate lease and non-lease components, which election the Company has not yet made a decision to adopt as an accounting policy. In applying U.S. GAAP ASC Topic 606 to recognizing revenue derived from non-lease components, if any, and assuming the Company does not elect the expedient available, the Company will (i) identify the contract with its customer (e.g., lease), (ii) identify its performance obligations within the contract (e.g., specific and common spaces and amenities, if any, to be provided), (iii) determine the transaction price (e.g., amount of rent by component (e.g., base rent, escalation rent, percentage rent (if any), common area charges), (iv) allocate the transaction price to the contract’s identified performance obligations, and (v) recognize revenue when and/or as the contract’s performance obligations have been satisfied.

Additionally, ASC Topic 842 Leases requires the Company to allocate any capitalized costs (e.g., external or direct internal deferred leasing costs) to the separate lease and non-lease components of a given contract to which such relate.

The Company will present revenue derived from rental properties acquired on its Consolidated Statements of Operations as Revenue from Rental Properties, Net and provide such individual assertions detailing components of revenue as determined to be beneficial by and to the Company’s stakeholders. Revenues from Rental Properties, Net are anticipated to be comprised of minimum base rentals, percentage rent (on occasion), common area maintenance charges and expense reimbursement income, and amortization of above- and below-market rent adjustments, if any. The Company anticipates its leases will substantially be categorized as operating leases, in accordance with ASC Topic 842 Leases and, as such, base rental income under the leases will be recognized on a straight-line basis over the life of the lease, as applicable. Percentage rent is not anticipated as a regular lease component, but on occasion and depending on a particular tenant, percentage rent may exist. Percentage rent that is rental revenue based on a particular tenant’s sales will be recognized in accordance with the controlling lease contract, when such sales level is achieved. Lease termination fee income, if any, will be recognized when consideration has been received and the lessee (i.e., tenant) has vacated the rented space. If a lessee continues to occupy leased space after lease termination, the termination fee income will be recognized on the basis of a lease modification over the term the tenant continues to occupy the space until vacating the same.

Gain Recognition

Although the Company’s real estate thesis is to hold its real estate properties for use into perpetuity, properties will be sold if advantageous for the Company’s shareholders. ASC Topic 610 Other Income, Sub-Topic 20 Gains and Losses from the Derecognition of Nonfinancial Assets requires that the sale of nonfinancial assets, such as real estate, will be recognized when control of the asset transfers to the buyer. Control is defined as the buyer having the ability to direct the use or obtain substantially all of the remaining benefits from the asset transferred. Generally, gains on the sale of real estate will therefore be recognizable by the Company on closing of a transaction and when the substantial amount of consideration has been exchanged. Losses on sales of properties are required to be recognized when identified, regardless of transaction closings and such that the real estate property’s carrying value in the Company’s Consolidated Balance Sheets represents its net realizable value.

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Leases – Lessee

To the extent the Company enters into leases as a lessee, it will account for the leases in accordance with ASC Topic 842 Leases, in accordance with U.S. GAAP. ASC Topic 842 Leases, if the leases are categorized as operating leases, will require the Company to recognize right-of-use (“ROU”) assets and liabilities, which will effectively present the lease on the Company’s Consolidated Balance Sheets. ROU assets will represent the Company’s right to use an underlying asset for the lease term and the related liabilities will represent the Company’s lessee obligation related thereto. ROU assets and liabilities will be recognized from the commencement date of the underlying leases, based on the present value of the lease payments during the lease term. To determine the present value of the lease payments over the lease term, ASC Topic 842 Leases requires using the discount (i.e., interest) rate implicit in the lease and, if not available, the lessee’s incremental borrowing rate. Rental expense related to operating leases entered into by the Company will be recognized on a straight-line basis over the lease term. As of the date of the Consolidated Balance Sheets and the issuance of these Consolidated Financial Statements, the Company does not have any existing lease obligations.

Income Taxes

The Company’s real estate investment thesis contemplates holding properties long-term and reinvesting a substantial amount of free cash flow generated from property net operating income, in order to build value by potentially increasing the net asset value of the underlying real estate portfolio to be acquired. As such, the Company does not contemplate making periodic dividend payments or distributions to shareholders; although the Company does contemplate establishing a periodic share repurchase program to provide shareholders a possible means of liquidating their investment, until such time and in addition to a secondary market or markets possibly developing for the Company’s securities. As such, the Company plans to elect to be taxed as a C-Corporation for U.S. Federal Income Tax purposes, which will likely be favorable for its U.S. shareholders and non-exempt foreign shareholders. In addition to potentially lower effective tax rates than realized by a number of independent shareholders, the Company will likely avoid significant compliance costs.

To date, the Company has recognized net operating losses throughout its start-up phase, which it contemplates will continue until successfully offering its securities to the public.

To date, the Company has not filed its tax return for federal or state purposes; however, as there has been no taxable income, the Company is confident that it does not owe any federal income tax or penalties for failure to file and for state purposes; any amount that may be potentially assessed is likely to be immaterial. If there is an assessment of penalties for failure to file, the Sponsor will accept, satisfy, and absorb any such penalties.

As a C-Corporation for U.S. federal tax purposes and in accordance with ASC Topic 740 Income Taxes, the Company will be required to account for temporary differences between the carrying values of its assets and liabilities for financial reporting purposes and the tax bases thereof.

Share-based Compensation

Directors, Officers, Employees

The Company plans to establish an incentive compensation plan for its Directors, Officers, Employees, and third parties (i.e., non-employees). The plan is not yet established and, as contemplated, will provide the granting of share-based compensation awards to individuals as current and long-term compensation in the form of operating units in PHAT.

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Share-based compensation will be accounted for based on the requirements of ASC Topic 718 Compensation – Stock Compensation, which requires recognition in the Consolidated Financial Statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). U.S. GAAP also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Non-Employees

Pursuant to ASC Topic 505-50 Equity-Based Payments to Non-Employees, compensation expense is determined at the measurement date for share-based payments to consultants and other third parties. The expense is recognized over the vesting period of the award. As of December 31, 2024, the Company has granted the equivalent of $14,000 of REICG securities to a consultant at the rate of $2,000 per month for seven months of marketing services performed from October 2020 through April 2021. Based on the Company’s intended offering per share value of $10.00 that is its estimated per share fair value, the equivalent number of shares to be issued is 1,400, which issuance is contingent on the Company completing a successful Regulation A offering in accordance with U.S. Securities Law administered by the Securities and Exchange Commission (“SEC”) under its Rules and Regulations. As of the year ended December 31, 2024, there has been $14,000 of compensation expense incurred related to this agreement, one-half of which expense or $7,000 will be borne by the Sponsor. Therefore, the Company has recognized one-half or $7,000 of the total $14,000 compensation expense through the year ended December 31, 2024, which, as it was incurred, was included in Start-up Expenses – Advertising and marketing in the Consolidated Statements of Operations. The $7,000 of compensation expense not recognized by the Company is to be reimbursed to by the Sponsor and is reflected as a reduction of the amount Due to Sponsor in the Consolidated Balance Sheets.

On February 14, 2022, REI Capital Management, LLC (“REICM”, the “Sponsor”, or the “Manager”) that is the Sponsor and will be the Manager of the Company, entered into a consulting agreement with an individual for programming services to develop an investor portal for the Company, including mobile phone application access, to provide secure access and a suite of services for the Company’s investors.

On August 3, 2023, REICM entered into a consulting agreement with an individual for programming services to develop an open source intelligence framework that is compatible with and in addition to the suite of services for the Company’s investors.

Compensation of the consultants is contingent on successful completion of the project defined as reaching a capital funding milestone. The consultants’ compensation is based on an hourly rate for programming services provided plus out-of-pocket expenses approved by REICM, if any, which cost will be satisfied in the issuance of units in PHAT Holding LLC, the Company’s real estate operating company subsidiary at the anticipated ten dollar ($10) issuance price per REICG share or cash, at the consultant’s option. As of December 31, 2024 and 2023, the Company has recognized $39,676 and $18,056 of cumulative cost associated with the February 14, 2022 agreement, respectively, and $32,112 and $595 of cumulative cost associated with the August 3, 2023 agreement, respectively, which amounts are reflected as Finite lived intangible assets on the accompanying Consolidated Balance Sheets and which represents one half of the total amount accrued, as one-half of the total is to be reimbursed by the Manager.

Additionally, during the year ended December 31, 2024, the Company incurred $6,722 of capitalized programming costs in connection with the development of the proprietary internal suite of services for Company investors.

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For each of the February 14, 2022 and August 3, 2023 agreements, an additional $6,970 and $27,720 has been incurred during the two (2) months ended February 28, 2025, respectively, of which $3,485 and $3,500, respectively, will be recognized as capitalized software and one-half of which or $3,485 and $13,860, respectively, will be reimbursed to the Company by its Manager.

The capitalized software will begin to be amortized at the point where the software is available for use to the Company’s investors and further amounts will be either capitalized or expensed depending on whether they are deemed to be value-added (i.e., productivity and/or efficiency improvements, or extended useful life) or maintenance expenditures.

Future Share-Based Compensation Awards

The value of future share-based compensation awards granted will be determined using a fair value estimation, which, if options based, will be estimated using either the Binomial or Black-Scholes pricing models, whereby compensation cost is the excess of the fair value of the award as determined by the pricing model at the grant date or other measurement date over the amount that must be paid to acquire the shares. As it is contemplated that most grants will be restricted shares, the fair value will be based on the grant date net asset value of the underlying shares. The resulting amount of expense will be charged to operations on a straight-line basis over the period that the Company expects to receive the benefit, which is generally anticipated to be the vesting period.

Expenses

As of the date of the Company’s Consolidated Financial Statements and continuing to date, the Company remains in a start-up phase whereby all its activities are directed to bringing a valid and formative offering of its securities to market. As such, all expenses are included in the Consolidated Statements of Operations in the period in which incurred.

Related Parties

To date, REICM has advanced all funds for all expenses incurred by the Company. The Sponsor will be reimbursed for such advances, which amount to $781,403 and $549,411 at December 31, 2024 and 2023, respectively, when, in its sole determination, the free cash flow of the Company generated from the net operating income of the to be acquired real estate properties allows for such reimbursement and does not negatively affect the net asset value of the securities issued to shareholders. Negative effect on the net asset value of the securities issued to shareholders is considered to be an impact that reduces the net asset value of such securities below the prior period reported net asset value.

F-14

The Manager will receive compensation for administration of the Fund and for managing the assets of the Fund in the amount of one-half of one percent (0.5%) and one and one-quarter percent (1.25%) per annum, respectively, based on assets-under-management (“AUM”), paid quarterly in arrears. Additionally, it is contemplated that the Company will compensate the Manager for certain services and activities performed on its behalf including:

		Percentage Range
Fee Category	Basis for Compensation	Low	High
Property Management	Monthly property management fee at prevailing customary rates calculated as a percentage of gross receipts (e.g., rent, other receipts) of properties receiving services. Additionally, the Manager will be reimbursed for costs incurred on behalf of properties including, on- and external site third party and allocated Manager personnel and expenses (e.g., travel, rent, utilities, technology costs).	4.0%	12.0%

Construction and Development	For construction management services and/or development management services on assets held, calculated as a percentage of total project costs including both hard and soft costs. Additionally, the Manager or its affiliates will be reimbursed for costs incurred including a share of overhead attributable to actual time spent in connection with providing construction and development services (e.g., employee costs, travel, rent, utilities, technology costs).	1.0%	4.0%

Leasing	Paid to the Manager or third party leasing agents for leasing services performed for portfolio properties at prevailing customary rates. Generally, leasing fees can range from one half to one full months rent of the first year of a lease.	4.0%	8.5%

Disposition	Paid to the Manager or its affiliates calculated based on the contract sale price of the property, due and payable from property sale proceeds. The fee is in addition to any third party brokerage or sales fees. For partially owned properties, the fee will be pro-rated, based on the Company's ownership interest. Additionally, the Manager and/or its affiliates will be reimbursed for actual expenses incurred in connection with the disposition of a portfolio property, whether or not the property is ultimately disposed.	1.0%	1.0%

Acquisition Expenses	The Manager, its affiliates, and/or any third parties may or will be compensated or reimbursed for actual expenses incurred including borrower costs, buyer's broker fees, and other normal and customary costs and fees in connection with the selection and acquisition of portfolio properties, whether or not the property is ultimately acquired.	–	–

Operating Expenses	In addition to the separately paid fees to the Manager or its affiliates, the Company may retain the Manager or its Affiliates for necessary services relating to portfolio properties including, but not limited to, sustainability services, creative and marketing services, architecture services, risk management services, legal services, and tax services. Additionally, the Manager or its affiliates will be reimbursed for costs incurred in connection with such services including employee costs, travel, rent, utilities, and technology costs.	–	–

Fund Administration	Payable quarterly in arrears, based on asset-under-management ("AUM").	0.5%	0.5%

Asset Management	Payable quarterly in arrears, based on asset-under-management ("AUM").	1.25%	1.25%

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4.	Accrued Expenses

Accrued expenses consist of goods and services procured and are recognized in the period during which the benefit of such goods and services were received. Current accrued expenses are generally considered short-term for operating purposes and as such, the carrying value of such items is considered to represent their fair value as of the date of the Consolidated Balance Sheets.

As of December 31, 2024 and 2023, Accrued Expenses of $153,029 and $51,834, respectively, consists primarily of the share-based compensation attributable to the marketing consulting and software programming contracts discussed in the Summary of Significant Accounting Policies, Share-based Compensation - Non-Employees disclosure.

5.	Members’ Capital and Accumulated Deficit

The offering contemplated by the Sponsor, in accordance with Regulation A of U.S. Securities Laws administered by the SEC, is to issue seventy-five million dollars ($75,000,000) of securities at $10 per share. Additionally, the Sponsor is contemplating raising an additional seventy-five million dollars ($75,000,000) of securities at $10 per share under a Regulation S offering to non-U.S. investors, as defined. Both offerings are exempt from the registration requirements of the U.S. Securities Act of 1933 administered by the SEC, but are subject to compliance with the Rules and Regulations thereof and review thereby. There is only one class of securities contemplated by both offerings and the Company does not currently contemplate creating additional classes of its equity securities.

Effective November 14, 2024 (the “Effective Date”), the Company contemplated offering was qualified by the SEC, which qualification authorizes the Company to offer its shares to the public. As aforementioned, the Company is not listed on a national stock exchange or an alternative trading system and has determined that it is likely in its future shareholders best interest to market its own securities. Therefore, the Company is in process of finalizing certain matters necessary to focus its efforts on a significant marketing campaign for the sale of its shares to the public; although, such efforts have begun to organically bear results.

In the six weeks following its offering’s Effective Date, the Company has received $2,000 of subscriptions for its shares of stock, which shares are pending issuance and, therefore, the subscriptions are presented as a Stock purchase commitment in the Members’ Capital section of the Consolidated Balance Sheets.

The Sponsor effectively contributed $200 to REICG during the year ended December 31, 2020, primarily for purposes of opening a bank account. However, prior to and since that date, the Company has not incurred any expenses other than a minor amount of state registration fees for authorization to offer shares within such states and start-up costs the Sponsor has and intends to continue advancing.

6.	Commitments and Contingencies

Other than the share-based compensation arrangements the Company had and has for certain marketing and information technology consulting services, respectively, the Company is not aware of any existing, pending, or threatened commitments or contingencies, as applicable.

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Item 8.	Exhibits

None

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Signatures

Pursuant to the requirements of Regulation A, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Signature	Title	Date

/s/ Alan R. Blair	Managing Member of	March 21, 2025
Alan R. Blair	REI Capital Management, LLC (Principal Executive Officer) as Manager of REI Capital Growth LLC and Managing Member of REI Capital Growth LLC

/s/ Gregg H. Saunders	Member of	March 21, 2025
Gregg H. Saunders	REI Capital Management, LLC
(Principal Financial Officer and Principal Accounting Officer) as Manager of REI Capital Growth LLC

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